

April 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Amplify ETF Trust
        Issuer CIK: 0001633061
        Issuer File Number: 333-207937 / 811-23108
        Form Type: 8-A12B
        Filing Date: April 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Amplify HYG High Yield 10% Target Income ETF and Amplify LQD Investment Grade 12% Target Income ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services